October 10, 2024

Kai-Shing Tao
Chief Executive Officer
Remark Holdings, Inc.
800 S Commerce Street
Las Vegas, Nevada 89106

       Re: Remark Holdings, Inc.
           Offering Statement on Form 1-A
           Filed October 1, 2024
           File No. 024-12515
Dear Kai-Shing Tao:

       We have reviewed your offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A
General

1.     We note your disclosure that    If, at any time during the term of a
Warrant, we issue
       shares of our common stock for a price less than $5.00 per share (excluding certain
       exempt issuances), the exercise price of a Warrant   shall be decreased
to the lowest
       price at which we issued shares of our common stock, provided that the exercise price of a Warrant will never be less than the closing price per share of our common stock in the OTCQX market on the date on which we close the first sale pursuant to this
       Offering.    It is unclear to us how your proposed offering price will
be set "at a fixed
       price" as required by Rule 251(d)(3)(ii) of Regulation A. Rule 251(d)(3)(ii) prohibits at the market offerings and defines such an offering as "an offering of equity securities into an existing trading market for outstanding shares of the same class at other than a fixed price." A fixed price is therefore required at qualification of securities so qualified. Please provide us with your detailed legal analysis as to how this transaction complies with Rule 251(d)(3)(ii).
 October 10, 2024
Page 2
2. We note that Note to paragraph (A) in Rule 251 of Regulation A requires the underlying securities of warrants offered to also be qualified. However, it does not appear that the company currently has a sufficient amount of common stock available to issue all of the common stock underlying the warrants. Please provide us with your analysis as to whether your offering should be considered an impermissible delayed offering rather than a continuous offering within the meaning of Rule 251(d)(3)(i)(F)
       of Regulation A. Please note that Rule 251(d)(3)(i)(F) is limited to offerings that commence within two calendar days after qualification and are made on a continuous basis during the offering period and does not permit delayed offerings.
3. Please revise your disclosure throughout the offering statement to clarify the impact that the concurrent equity line will have on the value of the warrants and the volume of common stock that is available for resale.
4. Please explain how the company intends to ensure the Form 1-A is appropriately updated. In this regard, we note that the incorporation by reference of future filings is not permissible on Form 1-A.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A,
Rule 257 of Regulation A requires you to file periodic and current reports, including a Form
1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

      Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at
202-551-
3334 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Laura Holm